SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

ADvaxis, inc.

(Name of Issuer)

COMMON Stock, $0.001_par value

(Title of Class of Securities)

007624109

(CUSIP Number)

October 23, 2013

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 2 of 7 Pages)

1.	NAME OF REPORTING PERSON Justin Keener S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 803,333 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 803,333 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,333 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.97%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.

Advaxis, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.

305 College Road East Princeton, NJ 08540
Item 2(a).	Names of Person Filing.

Justin Keener (“KEENER”)
Item 2(b).	Address of Principal Business Office, or if none, Residence.

1111 Lincoln Road Suite 400 Miami Beach, FL 33139
Item 2(c).	Citizenship.

United States
Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number. 007624109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

As of the date hereof, KEENER is the beneficial owner of 803,333 shares of Common Stock.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by KEENER: 803,333 shares of Common Stock of the Issuer.
(b)	Percent of Class: KEENER beneficially holds 5.97% of the Issuer’s issued and outstanding Common Stock (based on 12,648,545 shares of Common Stock issued and outstanding, as stated by the Issuer in its Prospectus Supplement to the Registration Statement (333-188637), as filed on October 22, 2013 with the Securities and Exchange Commission, plus the 803,333 shares of Common Stock issued to KEENER).
(c)	Number of shares as to which KEENER has:
(i)	Sole power to direct the vote: 803,333 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 803,333 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2013
JUSTIN KEENER By: /s/Justin Keener_______________ Name: Justin Keener Title: